VIA FACSIMILE AND U.S. MAIL

                                                     March 23,
2005

Stephen D. Reichenbach
Principal Financial Officer
Flow International Corporation
23500- 64th Avenue South
Kent, Washington 98032

	RE:	Form 10-K/A for the fiscal year ended April 30, 2004
      Form 10-Q for the period January 31, 2005
      File No. 0-12448

Dear Mr. Reichenbach:

	We have reviewed your letter dated March 4, 2005 and have the following comments. Where indicated, we think you should revise your disclosures in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects.
We
welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the phone numbers listed below.

FORM 10-K/A FOR THE YEAR ENDED APRIL 30, 2004

Comment applicable to your overall filing

1. Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. With the exception of the comments below that specifically request an amendment, all other revisions may be included in your future filings.








Financial Statements

Statements of Operations, page 35

2. We have read your response to comment 10. You have agreed to disclose the components and related amounts included in other income
(expense) in a note to the financial statements in future filings. Please show us what this disclosure will look like for the fiscal year ended April 30, 2004 and for the nine months ended January 31,
2005.

Note 1 - The Company and Summary of Significant Accounting
Policies,
page 38

3. We have read your response to comment 14. Please specifically disclose the types of expenses that you include in the cost of sales line item, including inbound freight charges, purchasing and receiving costs, inspection costs, warehousing costs, internal transfer costs and other costs of your distribution network in your accounting policy.

Exhibits 31.1 and 31.2

4. We have read your response to comment 20. Please refile the Forms
10-K and 10-Q`s in their entirety. See Question 17 of our FAQ regarding the Sarbanes-Oxley Act of 2002 dated November 8, 2002.

FORM 10-Q FOR THE PERIOD ENDED JANUARY 31, 2005

Comment applicable to your overall filing

5. Please address the above comments in your interim filings as well.

*    *    *    *

		Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a supplemental response letter that keys your responses to our comments and provides any requested supplemental information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.







      You may contact Ernest Greene, Staff Accountant, at (202)
942-
8091, or in his absence, Nudrat Salik, at (202) 942-7769, if you have questions regarding comments on the financial statements and related matters.
							Sincerely,



							Rufus Decker
      						Accounting Branch Chief

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Mr. Stephen Reichenbach
March 23, 2005
Page 1 of 3



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0510

         DIVISION OF
CORPORATION FINANCE